SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated April 26, 2004

                                 ______________

                            STMicroelectronics N.V.
                              (Name of Registrant)

                         39, Chemin du Champ-des-Filles
                    1228 Plan-les-Ouates, Geneva, Switzerland

                    (Address of Principal Executive Offices)
                                 ______________


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                             Form 20-F X Form 40-F
                                      ---         ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                  Yes   No X
                                     ---  ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes   No X
                                     ---  ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

                         Rule 12g3-2(b): 82- __________

Enclosure: A press release dated April 23, 2004, announcing that all resolutions have been approved at the annual general meeting of shareholders of STMicroelectronics N.V.

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                                  LOGO OMITTED


                                 PRESS RELEASE
                              COMMUNIQUE DE PRESSE
                                COMUNICATO STAMPA
                                PRESSEINFORMATION


PR No. C1453H

     All Resolutions Approved at Annual General Meeting of Shareholders of
                               STMicroelectronics

Amsterdam, April 23, 2004 - STMicroelectronics (NYSE: STM) announced that all of the proposed resolutions were approved at its Annual General Shareholders' Meeting held in Amsterdam today, including the distribution of the cash dividend of $0.12 per share representing a 50% increase over last year's dividend.

Among the resolutions, the Annual General Shareholders' Meeting also endorsed the corporate governance charter proposed by the Supervisory Board.

Furthermore, after the Annual General Shareholders' Meeting, the Supervisory Board, chaired by Bruno Steve, convened and agreed to the appointment of Gerald Arbola as Vice Chairman of the Supervisory Board.

About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company's shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2003, the Company's net revenues were $7.24 billion and net earnings were $253 million. Further information on ST can be found at www.st.com.

For further information, please contact:

Media Relations                           Investor Relations

Maria Grazia Prestini                     Benoit de Leusse                      Fabrizio Rossini
Director, Corporate Media Relations       Director, Investor Relations          Senior Manager, Investor Relations
STMicroelectronics                        STMicroelectronics                    STMicroelectronics
Tel: +41.22.929.6945                      Tel: +41.22.929.5812                  Tel: +41.22.929.6973

Lorie Lichtlen / Nelly Dimey              Nancy Levain / Sandrine Richard
Financial Dynamics                        LT Value
Paris Tel: +33.1.47.03.68.10              Tel: +33.01.55.27.15.88

                                   SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       STMicroelectronics N.V.


Date:  April 26, 2004           By: /s/ PASQUALE PISTORIO
                                    ---------------------

                                        Name:  Pasquale Pistorio
                                        Title: President and Chief Executive
                                               Officer

Enclosure: A press release dated April 23, 2004, announcing that all resolutions have been approved at the annual general meeting of shareholders of STMicroelectronics N.V.